December 13, 2019

Jonathan E. Johnson
Chief Executive Officer
Overstock.com, Inc.
799 W. Coliseum Way
Midvale, Utah 84047

       Re: Overstock.com, Inc.
           Preliminary Proxy Statement on Schedule 14A
           Filed November 22, 2019
           File No. 000-49799

Dear Mr. Johnson:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Preliminary Proxy Statement on Schedule 14A filed November 22, 2019

Cover Letter, page 1

1. Please provide us supplementally, or disclose, the factual foundation for the statement that the Dividend is "the first of its kind." In this regard, please note that the factual foundation for such assertion must be reasonable. Refer to Rule 14a-9. Background of the Special Meeting of Stockholders
Purpose of the Dividend, page 3

2. We note your disclosure that "[you] believe the Dividend will demonstrate the benefits and promise of digitally-enhanced securities on a wide scale while utilizing tZERO's proprietary technology," and "[you] expect the Dividend will incentivize broker-dealers to participate in and connect with the tZERO platform and the alternative trading system operated by PRO Securities, LLC." Please tell us what you mean by your reference to
      "digitally-enhanced securities," when your disclosure elsewhere and in the appendices
 Jonathan E. Johnson
FirstName LastNameJonathan E. Johnson
Overstock.com, Inc.
Comapany13, 2019
December NameOverstock.com, Inc.
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FirstName LastName
         suggests that it is the stock register that will be digitized, as opposed to the security itself.
         For example, we note that in Appendices A and C to the proxy statement, the proposed amendments to Section 11 of the Series A-1 Certificate of Designation would remove all references to "digital" in the Series A-1 Certificate of Designation (other than with respect to the title of the series of preferred stock). As a related matter, please explain how you expect the Dividend to incentivize broker-dealers to participate in and connect with the
         tZERO platform and PRO Securities ATS, and how you expect the Dividend to help you
         "achieve [your] strategic goals with blockchain technology."
Next Steps for Dividend Following Special Meeting, page 3

3. We note your disclosure that, if only Proposal 2 is adopted, or if all three Proposals fail,
         "the Board will need to consider whether these votes represent a rejection of the desirability of the Dividend and may consider available alternative structures to achieve the objectives of the Dividend." Please clarify what is meant by "achieve the objectives of the Dividend," including the specific objectives to which you are referring, and whether there are any transactions other than a dividend that you are considering to achieve your objectives. Please clearly disclose, if true, that you will be unable to issue the Dividend if
         Proposal 1, and alternatively Proposal 3, is not adopted.
Overstock Announces Registration of Dividend, page 3

4. We note your disclosure that you intend to register the shares of Series A-1 Preferred
         Stock with the SEC "to provide greater liquidity" and "so that [the shares] would be freely tradable upon distribution." We believe it is inaccurate to imply that you are registering the shares to ensure that they are freely tradable and to provide greater liquidity, rather than disclosing simply that the shares will be freely tradable because the dividend shares are required to be registered as they represent a disposition for value. Please revise this language, and the language on page 29, accordingly. As a related matter, please clearly disclose that the shares will be freely tradable only by non-affiliates.
Purpose and Effect of the Series A-1 Preferred Proposal, page 5
Purpose and Effect of the Series B Preferred Proposal, page 8

5. We note that you refer to "conflicts" in the Certificates of Designation regarding the ability of the Board to unilaterally increase or decrease the number of authorized shares of
         Series A-1 Preferred Stock and Series B Preferred Stock. However,
Section 2 of the
         Certificates of Designation does not explicitly state that the Board may increase or decrease the number of shares of such Series of Preferred Stock without stockholder approval. Sections 8 and 9 (as applicable) of the Certificates of Designation, on the other hand, state that preferred stockholders "will vote as a class upon any amendment increasing or decreasing the aggregate number of authorized shares" of the applicable
         Series of Preferred Stock. In your response letter, please explain why these sections of the
         Certificates of Designation conflict with one another.
 Jonathan E. Johnson
FirstName LastNameJonathan E. Johnson
Overstock.com, Inc.
Comapany13, 2019
December NameOverstock.com, Inc.
Page 3
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FirstName LastName
Questions and Answers about the Special Meeting and Procedural Matters
What is the purpose of the Special Meeting?, page 29

6. We note your disclosure that, if adopted, the proposals in this filing "will allow the Series
         A-1 Preferred Stock to be held and traded by a wide group of investors." Please clarify that the proposals, if adopted, will allow a wide group of investors to hold the Series A-1
         Preferred Stock, but will not necessarily allow these investors to trade the Series A-1
         Preferred Stock. In this regard, we note your disclosure on page 16 that "[i]n order to sell the Series A-1 Preferred Stock, however, [investors] must open an account with an ATS-
         subscribing broker-dealer."
What is a quorum?, page 30

7. We note the following statement: "The presence in person or by proxy of the holders of a majority of the Voting Shares outstanding on the record date will constitute a quorum for the Special Meeting." In your response letter, please explain why separate quorums are not also required for the shareholders of the Series A-1 Preferred Stock and the Series B
         Preferred Stock, including with reference to the quorum requirement set forth in Section
         216(4) of the Delaware General Corporation Law (the "DGCL").
General

8. The Proposals appear to bundle numerous material matters, including changing the number of authorized shares of the Series A-1 Preferred Stock and the Series B Preferred
         Stock, as well as amending the voting rights of the shareholders of both Series of
         Preferred Stock. In your response letter, please provide an analysis of how the matters included in the Proposals comply with Rule 14(a)-4(a)(3).
9. We note that, according to the proxy statement, the separate class votes of the Series A-1
         Preferred Stock and the Series B Preferred Stock each require the affirmative vote of the holders of a majority of the outstanding shares of such series of Preferred Stock, voting together as a single class. In your response letter, please provide an analysis as to why this is the appropriate voting standard for the separate class votes, as opposed to the affirmative vote of the majority of the shares of such Series of Preferred Stock present in person or represented by proxy at the meeting. In your analysis, please make reference to the voting standard set forth in Section 216(4) of the DGCL.
10. We note that Section 8 of the Series B Certificate of Designation states that "the holders of the shares of Series B Preferred shall vote together with the holders of the shares of [the
         Blockchain Voting Series A Preferred Stock (the "Series A Preferred Stock")] and the
         holders of the shares of Common Stock," but does not include a reference to the Series A-
         1 Preferred Stock. We further note that you filed a Certificate of Elimination with respect to the Series A Preferred Stock, of which no shares remain outstanding. In your response letter, please explain whether such reference in the Series B Certificate of Designation to the Series A Preferred Stock, as opposed to the Series A-1 Preferred Stock, affects the
 Jonathan E. Johnson
Overstock.com, Inc.
December 13, 2019
Page 4
      required votes for the Proposals.
11. We note your disclosure that holders of fractional shares will not receive the dividend.
      Please amend your disclosure to describe what holders of fractional shares will receive in lieu of the dividend. If shareholders are receiving cash in lieu of fractional shares, please disclose how you will calculate the same.
12. We note your disclosures throughout the proxy statement that if the proposals are approved, Series A-1 and Series B preferred shareholders will no longer be entitled to vote on the increase or decrease in the number of authorized shares of each class respectively.
      Please amend your disclosures in each relevant proposal to clearly and prominently describe that a vote in favor of each relevant proposal will result in this loss of voting rights. See Item 12(c) of Schedule 14A. Please also revise the third paragraph on page 1 of the proxy statement to indicate that you are seeking stockholder approval to amend the voting rights of both the Series A-1 Preferred Stock and the Series B Preferred Stock.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Katherine Bagley at (202) 551-2545, Valian Afshar at (202) 551-
8729, Ted Yu at (202) 551-7266, or Mara Ransom at (202) 551-3264 with any questions.



                                                             Sincerely,
FirstName LastNameJonathan E. Johnson
                                                             Division of
Corporation Finance
Comapany NameOverstock.com, Inc.
                                                             Office of Trade &
Services
December 13, 2019 Page 4
cc:       Robert W. Reeder III
FirstName LastName